SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28613; 812-13536]

Advisors Asset Management, Inc. and Advisors Disciplined Trust; Notice of Application

February 6, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under sections 6(c) and 17(b) of the Investment

Company Act of 1940 ("Act") for an exemption from section 17(a) of the Act.

Summary of Application: Applicants request an order to permit transactions in certain

securities between series of certain registered unit investment trusts ("UITs").

Applicants: Advisors Asset Management, Inc. ("AAM") and any entity controlling,

controlled by or under common control with AAM (collectively, the "Depositor");

Advisors Disciplined Trust ("ADT"); any future registered UITs sponsored by the

Depositor (together with ADT, the "Trusts") and the future and existing series of each

Trust (each a "Series").[1]

Filing Dates: The application was filed on May 28, 2008, and amended on November 24,

2008. Applicants have agreed to file an amendment during the notice period, the

substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by

5:30 p.m. on March 3, 2009, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification

by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, 18925 Base Camp Road, Monument, CO

80132.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811,

or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained for a fee at the Commission's Public Reference

Room, 100 F Street, NE, Washington DC 20549-1520 (tel. 202-551-5850).

Applicants' Representations:

   1. ADT is a UIT registered under the Act. Each Series will be a series of a

Trust, each a UIT, which is or will be registered under the Act. AAM, a broker-dealer

registered under the Securities Exchange Act of 1934 ("Exchange Act"), is the depositor

of each Series. Each Series is or will be created by a trust indenture ("Indenture")

between the Depositor and a banking institution satisfying the requirements of Section

26(a) of the Act and unaffiliated with the Depositor, as trustee ("Trustee").

   2. The Depositor acquires a portfolio of securities, which it deposits with the

Trustee in exchange for certificates representing units of fractional undivided beneficial

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[1] All existing Trusts that currently intend to rely on the requested order have been named as
applicants. Any other Trust that relies on the requested order in the future will comply with the terms and

interest in the deposited portfolio ("Units"). As UITs, the Series are not actively

managed. A Series generally holds securities until the Series terminates or until the

securities mature. A Series may sell portfolio securities ("Selling Series") in connection

with termination of the Series, to fund redemptions of its Units, or under certain

extraordinary circumstances specified in the Series Indenture.[2] At the same time, another

Series ("Purchasing Series") holding one or more of the same securities as the Selling

Series may be issuing additional units and may need to purchase the same securities that

are being sold by the Selling Series. In addition, when certain Selling Series holding

U.S. Treasury securities ("Treasuries") terminate, the Depositor may offer successor

Series ("New Series") that will hold the same Treasuries.

       3.   Applicants request relief to permit purchases and sales of Qualified

Securities, as defined below, between different Series acting as principal.[3] Applicants

also seek relief to allow a terminating Series ("Rollover Series") that holds U.S. Treasury

securities ("Treasuries") to sell Treasuries to a New Series.

       4.   Qualified Securities are limited to those securities that are actively traded

(i.e., have had an average daily trading volume in the preceding six months of at least

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conditions of the application.

[2]   The Depositor maintains a secondary market for the Units and applicants state that as a practical matter redemptions are initiated primarily by the Depositor because, with the exception of redemptions in kind, the Indenture requires the Trustee to sell units tendered for redemption to the Depositor as long as it maintains a secondary market for the units. Securities also may be sold by a Series: (a) to pay deferred sales charges or expenses or (b) if the Series has elected to be taxed as a "regulated investment company" as defined in subchapter M of the Internal Revenue Code of 1986, as amended, and either (i) the sale is necessary or advisable to maintain the qualification of the Series as a regulated investment company or (ii) to provide funds to make any distribution for a taxable year to avoid imposition of any income or excise taxes on the Series or on undistributed income in the Series. The Indenture also authorizes but does not require the Depositor to direct the Trustee to sell securities from a Series' portfolio in certain other circumstances, but any sale made under those circumstances will not be made in reliance on the requested relief.

[3]   Rollovers are conducted in accordance with a prior order of the Commission. *See* Fixed Income Securities, L.P. and Advisor's Disciplined Trust, Investment Company Act Rel. Nos. 26529 (Aug. 9, 2004) (notice) and 26593 (Sept. 3, 2004) (order).

500 shares equal in value to at least U.S. $25,000) on an exchange (a "Qualified

Exchange") that is either (i) a national securities exchange that meets the qualifications of

section 6 of the Exchange Act, or (ii) a foreign securities exchange meeting the

qualifications set forth in the proposed amendments to rule 12d3-1(d)(6) under the Act[4]

and releasing daily closing prices, and included in a published index (securities meeting

the preceding tests are referred to as "Qualified Securities").

       5.   Purchases and sales of securities are effected under the direction of the

Depositor's professional traders. Pursuant to procedures to be adopted by the Depositor

and the Trustee upon the granting of the requested order, the Depositor will make an

initial determination that two Series are on opposite sides of a transaction in Qualified

Securities. The Depositor will certify in writing to the Trustee of each affected Series, no

later than the close of business on the business day following each sale pursuant to the

requested order: (a) that the transaction is consistent with the investment objective and

policies of each Series as recited in their respective registration statements and reports

filed under the Act, (b) the reason that the Selling Series is selling the Qualified

Securities, (c) the date of the transaction, (d) how the securities being sold meet the

definition of Qualified Securities set forth in the requested order, and (e) the closing sale

price of the Qualified Securities on the Qualified Exchange for the date the Qualified

Securities are sold. The certificate will be forwarded to the Trustee of each Series for its

approval. The Trustee will then countersign the certificate, unless, in the event that the

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[4]   Investment Company Act Rel. No. 17096 (Aug. 3, 1989) (proposing amendments to rule 12d3-1). The proposed amended rule defined a "Qualified Foreign Exchange" as a stock exchange in a country other than the United States where: (i) trading generally occurred at least four days per week; (ii) there were limited restrictions on the ability of acquiring companies to trade their holdings on the exchange; (iii) the exchange had a trading volume in stocks for the previous year of at least U.S. $7.5 billion; and (iv) the exchange had a turnover ratio for the preceding year of at least 20% of its market capitalization. The

Trustee disagrees with the price listed on the certificate, the Trustee immediately informs the Depositor orally of any such disagreement and returns the certificate within five days with the corrections duly noted. Upon receipt by the Depositor of the corrected certificate, if the Depositor can verify the correct price by reference to any independent published list of prices for the date of the transaction, the Depositor will ensure that the price of Units of each of the Purchasing Series and the Selling Series accurately reflects the corrected price. To the extent that the Depositor disagrees with the Trustee's corrected price, the Depositor and the Trustee will jointly determine the correct sales price by reference to a mutually agreeable, independently published list of prices for the date of the transaction.

       6.   In connection with the purchase of Treasuries by a New Series from a Rollover Series, sales would be effected at the offer-side evaluation of the Treasuries as of the evaluation time on the sale date, as determined by an independent evaluator that will be a "qualified evaluator" as defined in rule 22c-1(b)(2) under the Act (an "Independent Evaluator"). To minimize the potential for overreaching in these situations, the Depositor will certify in writing to the Trustee of both the Rollover Series and the New Series, within five days of each sale of Treasuries from a Rollover Series to a New Series: (i) that the transaction is consistent with the policies of both the Rollover Series and the New Series, as recited in their respective registration statements and reports filed under the Act; (ii) the date of the transaction; and (iii) the price determined by the Independent Evaluator for the sale date of the Treasuries. The Trustee will then countersign the certificate, unless, in the event that the Trustee disagrees with the price listed on the certificate, the Trustee immediately informs the Depositor orally of such

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version of the amended rule that was adopted did not include the part of the proposed amendment defining disagreement and returns the certificate within five days to the Depositor with corrections duly noted. Upon the Depositor's receipt of a corrected certificate, the Depositor and the Trustee will jointly determine the correct sales price by reference to a mutually agreeable, published list of prices for the date of the transaction.

Applicants' Legal Analysis:

1.	Section 17(a) of the Act prohibits an affiliated person of a registered investment company from selling securities to, or purchasing securities from, the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include, any person directly or indirectly controlling, controlled by, or under common control with the other person. The Depositor will sponsor each Series. Because the Depositor of a Series may be deemed to control the Series, all of the Series may be deemed to be affiliated persons of each other.

2.	Rule 17a-7 under the Act was designed to permit registered investment companies which might be deemed affiliated persons by reason of common investment advisers, directors and/or officers, to purchase securities from or sell securities to one another at an independently determined price, provided that certain conditions are met. With respect to a sale of Qualified Securities by a Selling Series to a Purchasing Series, Applicants represent that they will comply with all the provisions of rule 17a-7, other than paragraphs (e) and (f). With respect to a sale of Treasuries by a Rollover Series to a New Series, Applicants represent that they will comply with all the provisions of rule 17a-7, other than paragraphs (b), (e) and (f).

3.	Paragraph (e) of rule 17a-7 requires an investment company's board of directors ("Board") to adopt and monitor procedures to assure compliance with the rule.

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the term "Qualified Foreign Exchange."

Paragraph (f) of the rule requires that the Board satisfy certain corporate governance requirements. Because the Trusts do not have Boards, the Series would be unable to comply with these requirements. Paragraph (b) of rule 17a-7 requires that the transactions be effected at the independent current market price of a security. The Treasuries would fall within the paragraph (b)(4) category of "all other securities," for which the current market price under rule 17a-7(b) is the average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry.

4.   Section 17(b) of the Act provides that the Commission will exempt a proposed transaction from section 17(a) if evidence establishes that: (i) the terms of the transaction are reasonable and fair and do not involve overreaching; (ii) the transaction is consistent with the policies of each registered investment company involved; and (iii) the transaction is consistent with the general purposes of the Act. Applicants believe that the proposed transactions satisfy the requirements of sections 6(c) and 17(b).

5.   Applicants state that the condition that the Qualified Securities must be actively traded on a Qualified Exchange protects against overreaching. Applicants further state that a sale of Qualified Securities by a Selling Series to a Purchasing Series will satisfy each of the requirements of rule 17a-7 other than paragraphs (e) and (f). Applicants note that the requirements in rule 17a-7(e) that the board of directors adopt and monitor certain procedures was adopted, among other things, because transactions permitted by rule 17a-7 may involve entities that are not registered investment companies. The requested relief would extend only to transactions between registered UITs. Applicants represent that purchases and sales between the Selling and Purchasing Series will be consistent with the policies of each Series. Applicants further state that

permitting the proposed transactions would result in savings on brokerage fees for the Series.

       6.   With respect to Treasuries, applicants state that sales by a Rollover Series to a New Series will comply with all of the provisions of rule 17a-7 other than paragraph (b), (e) and (f). Applicants state that the Treasuries would be sold by a Rollover Series to a New Series at the Treasuries' offer-side evaluation as determined by the Independent Evaluator. Other Treasuries acquired by the Purchasing Series will be acquired at the offer-side evaluation and the Purchasing Series would be valued during its initial offering period based on the Treasuries' offer-side evaluation. Applicants state that all unitholders of the New Series, both unitholders from a Rollover Series and new unitholders, will acquire Units with a value based on the offer-side evaluation of the Treasuries. Applicants state that the sales of Treasuries between Series will reduce transaction costs to unitholders of the Rollover Series. In addition, applicants state that transactions will be consistent with the policy of each Series.

Applicants' Conditions:

      Applicants agree that any order granting the requested relief will be subject to the following conditions:

       1.   Each sale of Qualified Securities between the Series will be effected at the closing price of the Qualified Securities sold on the applicable Qualified Exchange on the sale date. Each sale of Treasuries between the Series will be effected at the Treasuries' offer-side evaluation as determined by an Independent Evaluator as of the evaluation time on the sale date. Sales of Qualified Securities and Treasuries will be effected without any brokerage charges or other remuneration except customary transfer fees, if any.

2.   The nature and conditions of such transactions will be fully disclosed to investors of each participating Series.

3.   The Trustee of each Series will (a) review the procedures relating to the sale of Qualified Securities and Treasuries from one Series to another and (b) make any changes to those procedures as the Trustee considers necessary as reasonably designed to comply with paragraphs (a), (b) (except for transactions in Treasuries), (c) and (d) of rule 17a-7.

4.   A written copy of these procedures and a written record of each transaction pursuant to this order will be maintained as provided in rule 17a-7(g).

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary